Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

June 12, 2007

Dear Members,

As you may have seen, yesterday afternoon, the U.S. Department of Justice put out a press release announcing that it will close its investigation into the proposed merger between the CBOT and the CME. A copy of the DOJ’s release is attached, as is a copy of the press release that was issued jointly by the CBOT and the CME last night.

This is the result we had been expecting, as we’ve said to you in the past, and is a significant step in our plan to move ahead with the merger with the CME. The DOJ examined the merger carefully, and concluded that the combination of the CME and the CBOT would not harm competition or innovation. We believe that this merger will enhance our global competitive position in an environment that is changing daily. We look forward to working together with the CME to attract new customers, provide new products and continue to build on the innovation and investment that has been the hallmark of the CBOT.

Thank you for your support. We will continue to provide you with updates on the merger and its short and long-term benefits for you, our members, and your customers.

The combination of CME and CBOT will create the world’s largest derivatives exchange, giving us the tools and the scope to compete and win.

Sincerely,

Charles P. Carey	Bernard W. Dan

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, dated June 5, 2007, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT

June 12, 2007

CONTAINS IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the joint proxy statement/prospectus and CBOT Holdings’ other filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which are available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

20 South Wacker Drive Chicago, IL 60606	141 West Jackson Boulevard Chicago, IL 60604

FOR IMMEDIATE RELEASE

CME and CBOT Receive U.S. Department of Justice Clearance to Proceed with Merger

CHICAGO, June 11, 2007—Chicago Mercantile Exchange Holdings Inc. (NYSE/Nasdaq: CME) and CBOT Holdings, Inc. (NYSE: BOT) today announced that they have received clearance from the U.S. Department of Justice to complete their proposed merger without conditions.

“Throughout the review process we have remained confident of receiving approval from the Department of Justice, and today’s announcement allows for the marketplace to have a clear view of our merger prospects,” said CME Executive Chairman Terry Duffy. “Only our merger allows shareholders and customers to benefit from the greater ability of a combined CME and CBOT to generate growth and achieve synergies with significantly lower integration risk. We look forward to completing our transaction and integrating our two exchanges.”

“As a combined entity, CME Group will be well positioned to compete internationally and with the far larger over the counter market,” said CBOT Chairman Charlie Carey. “We look forward to the vote of both companies’ shareholders on July 9 to realize the full benefits of the merger and to bring these two great institutions together.”

“We have maintained since our merger agreement last October that the Department of Justice would approve our merger,” said CME Chief Executive Officer Craig Donohue. “Moving forward with this transaction will allow us to provide increased efficiencies, new trading opportunities, industry leading trading and clearing platforms and a combined track record of significant product innovation to our customers worldwide.”

“As we speak with our members, shareholders and customers, we are ever more convinced that the strategic fit of the CME/CBOT combination is truly in the best interest of all our stakeholders, providing low integration risk and long-term value,” added Bernard Dan, CBOT Chief Executive Officer. “The new entity will be poised to compete on a global basis in an environment that is changing almost daily, allowing our customers access to new markets and new products.”

About CME

CME (www.cme.com) is the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates,

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stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly-owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ:CME), which is part of the Russell 1000® Index and the S&P 500® Index.

About the CBOT

As one of the leading global derivative exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 159-year history, the CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, the CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit our website at www.cbot.com.

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. The parties intend to file a supplemental and amended joint proxy statement/prospectus in connection with the rescheduled meetings. This press release is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

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CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus. Statements included in this press release relating to the ICE offer reflect the views of CME’s management.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Contacts:

CME Contacts – Media: Allan Schoenberg, 312.930.8189 Anita Liskey, 312.466.4613 Chuck Burgess The Abernathy McGregor Group 212.371.5999 Investors John Peschier 312.930.8491 CME-G	CBOT Contacts – Media: Maria C. Gemskie, 312.341.3257 Harlan Loeb Financial Dynamics 312.861.4703 Investors Deborah Koopman 312.789.8532

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07-110

FOR IMMEDIATE RELEASE MONDAY, JUNE 11, 2007 WWW.USDOJ.GOV	AT (202) 514-2007 TDD (202) 514-1888

Statement of the Department of Justice Antitrust Division

on Its Decision to Close Its Investigation of

Chicago Mercantile Exchange Holdings Inc.’s

Acquisition of CBOT Holdings Inc.

Investigation Finds That Combination Not Likely

to Substantially Reduce Competition

WASHINGTON — The Department of Justice’s Antitrust Division issued the following statement today after announcing the closing of its investigation into the proposed acquisition of CBOT Holdings Inc. by Chicago Mercantile Exchange Holdings Inc.:

“After an extensive investigation of both the Chicago Mercantile Exchange’s (CME) proposed acquisition of CBOT and the 2003 agreement under which CME provides clearing services to CBOT, the Antitrust Division determined that the evidence does not indicate that either the transaction or the clearing agreement is likely to reduce competition substantially. More specifically, the Division determined that although the two exchanges account for most financial futures (and in particular, interest rate futures) traded on exchanges in the United States:

•	their products are not close substitutes and seldom compete head to head, but rather provide market participants with the means to mitigate different risks; and

•

they are, absent the merger, unlikely to introduce new products that compete directly with the other’s entrenched products, in part due to the difficulty of overcoming an incumbent exchange’s liquidity advantage in an established futures contract.

“The Division also looked carefully at whether the combination would lead to less innovation and fewer new products. While the evidence suggests that competition between CME and CBOT has, at times, provided some incentive for them to develop and offer new products, it does not indicate that continued innovation depends on competition between the parties. Rather, the evidence indicates that the two principal impetuses for innovation have been, and will continue to be, the prospect of winning business from the over-the-counter market and the potential to offer products that the OTC community can use to hedge the risk associated with its activities.

“Finally, the Division investigated whether the combination might foreclose entry by other exchanges into financial futures as a result of the integration of virtually all financial future contracts into a single clearinghouse. The evidence indicates that neither the clearing agreement nor the transaction will foreclose entry by other exchanges. Indeed, the New York Stock Exchange, in connection with its acquisition of Euronext.liffe, recently announced its intention to offer futures products, and the Intercontinental Exchange (ICE), in connection with its bid to purchase control of CBOT, has publicly stated its intent to offer interest rate futures regardless of whether its bid succeeds.

“In connection with its investigation, the Division relied on the Commodities Futures Trading Commission (CFTC) as a resource concerning the nature and regulation of futures markets. The information the CFTC provided was invaluable in helping the Division understand current regulatory policy, and the Division looks forward to working with the CFTC on an on-going basis to ensure competition in futures markets.”

The Division provides this statement under its policy of issuing statements concerning the closing of investigations in appropriate cases. This statement is limited by the Division’s obligation to protect the confidentiality of certain information obtained in its investigations. As in most of its investigations, the Division’s evaluation has been highly fact-specific, and many of the relevant underlying facts are not public. Consequently, readers should not draw overly broad conclusions regarding how the Division is likely in the future to analyze other collaborations or activities, or transactions involving particular firms. Enforcement decisions are made on a case-by-case basis, and the analysis and conclusions discussed in this statement do not bind the Division in any future enforcement actions. Guidance on the Division’s policy regarding closing statements is available at: http://www.usdoj.gov/atr/public/guidelines/201888.htm.

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07-422